UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    Form C: Offering Statement
☐ Form C-U: Progress Update
      Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
X Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gryphon Online Safety, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       January 30, 2014

Physical address of issuer
10531 S Commons Dr., #635, San Diego, CA 92127

Website of issuer
https://www.gryphonconnect.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,306,627	$461,430
Cash & Cash Equivalents	$274,713	$177,308
Accounts Receivable	$56,911	$0
Short-term Debt	$242,270	$82,837
Long-term Debt	$2,049,910	$645,475
Revenues/Sales	$698,282	$0
Cost of Goods Sold	$382,663	$0
Taxes Paid	$0	$0
Net Income	-$725,692	-$178,509

Gryphon Online Safety, Inc.
Annual Report
(Exhibit A to Form C-AR)
April 30, 2019

GRYPHON

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

Gryphon Online Safety, Inc. (the "Company") is a Delaware Corporation that was initially formed as Delaware limited liability company under the name Gryphon Innovations, LLC on January 30, 2014. The Company converted into a corporation on June 19, 2014.

The Company is located at 10531 S Commons Dr., #635, San Diego, CA 92127.

The Company's website is https://www.gryphonconnect.com/.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of April 30, 2019, and the report may be found on the company's website at www.gryphonconnect.com/investor.

The Company currently has 0 employees. The Company's founders are currently not taking a salary. The Company otherwise relies primarily on a workforce of contractors.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

There are existing companies in the Wi-Fi protection space that could introduce similar or enhance existing services. Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The Company's projections are based on new revenue and distribution channels. Success in each channel is dependent of many factors such as exposure and willingness of the channel to market the product as well as the effectiveness of the marketing message. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections.

The Company uses Qualcomm and Gemtek for components and supply chain/manufacturing respectively. Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect its business.

The development and commercialization of our products and services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We may not be successful in obtaining additional issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have filed multiple non-provisional and provisional patent applications, as detailed under "Business - Intellectual Property". Filing a non-provisional or provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We have one issued patent and are

4

minimally protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has not filed a Form D for its offerings of convertible notes in 2016 and 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on

Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

BUSINESS

Description of the Business
Gryphon offers a cloud managed network based protection service platform that's powerful yet simple. The platform involves an elegant high performance WiFi router system, a simple to use App, and machine learning that will continuously improve over time and usage.

The platform is simple to setup and use because there is no additional software that need to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber-attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

Business Plan
Gryphon's business model is network protection as a service. In the short term, revenue is expected through product sales and monthly/annual subscriptions. Primary sales channels will be online distribution via Amazon and Gryphon's website. Long term, the Gryphon's network security service platform software can be licensed to hardware manufacturers or network operators. We also feel that the IP we generate can be a source of revenue as it applies to networks outside of homes or small businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Secure WiFi router	Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate with other parents on website approval ratings.	Consumers with children. Small and medium businesses

We have offered our products through Online retailers like Amazon, Also through pre-order platforms such as Indiegogo, and Kickstarter

Competition
The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions

and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Customer Base
The Company's customers are primarily consumer families with children as well as small and medium size businesses.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5331039	Computer application software for mobile phones, namely, software for managing wireless routers; Wireless routers.	GRYPHON	September 14, 2016	November 7, 2017	United States

Patents

Application or Registration #	Title	File Date/ Filing Receipt Date	Grant Date	Country
10,212,167	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017	February 19, 2019	United States
20150365379*	SYSTEM AND METHOD FOR MANAGING, CONTROLLING AND CONFIGURING AN INTELLIGENT PARENTAL CONTROL FILTER	June 12, 2015	Not Applicable	United States
62432700*	METHOD OF PROTECTING NETWORKED SMART DEVICES (INTERNET OF THINGS) FROM MALICIOUS INTRUSIONS BY ANOMALY DETECTION SYSTEM	December 12, 2016	Not Applicable	United States
62346566*	UNIQUE METHOD OF NOTIFICATION AND CONTROL OF A ROUTER/ BRIDGE WITH PARENTAL CONTROL	June 7, 2016	Not Applicable	United States
62300809*	METHOD OF RANKING WEB SITES FOR THEIR CONTENT QUALITY AND AGE APPROPRIATENESS, USING INPUT FROM COMMUNITY, SOCIAL NETWORK AND APPLYING ONE OR MORE OTHER SELF-LEARNING TECHNIQUES	February 27, 2016	Not Applicable	United States

29572979*	WIRELESS ROUTER DESIGN (Ornamental)	August 2, 2016	Not Applicable	United States

*Each of the above are provisional or non-provisional patent applications. We have received one issued patent number: 10,212,167. Filing a provisional or non-provisional patent application in no way guarantees that we will receive any additional issued patents. Filing a provisional or non-provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Litigation
None

Other
The Company's principal address is 10531 S Commons Dr., #635, San Diego, CA 92127

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
John Wu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO (August 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President - Advanced Engineering and MiFi Labs, Novatel Wireless, Inc. (June 2014 - August 2016)

Name
Arup Bhattacharya

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO (January 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Director - Software, MiFi and M2M/IoT, Novatel Wireless, Inc. (December 2010 - August 2015)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees. The Company's founders are currently not taking a salary. The Company otherwise relies primarily on a workforce of contractors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities as of December 31, 2018:

Type of security	Common stock
Amount outstanding	10,203,604 shares
Voting Rights	Holders of common stock are entitled to one vote per share held on all matters that come before the stockholders of the Company.
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of common stock vote on all matters that come before the stockholders of the Company and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering	100%

Convertible Notes:

At December 31, 2018 and 2017, the Company had $2,049,910 and $645,475 of outstanding convertible notes payable. The notes bear interest at 5% per annum, and mature between June 2021 and April 2022. Upon maturity, all principal and accrued interest becomes due and payable in cash.

Notes totaling $200,000 may be converted upon the following:

Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements, or receive cash settlement.

Notes totaling $1,154,975, and one note issued during 2016, totaling $40,000, may be converted upon the following:

Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company stock at a price of the lower of 65% – 75% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreement.

Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

Notes totaling $692,435, may be converted upon the following:

Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company preferred stock at a price of the lower of 75% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

Notes totaling $2,500, may be converted upon the following:

Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company stock at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

Ownership
A majority of the Company is owned by a few people/entities. Those people are John Wu and Arup Bhattacharya.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
John Wu	46%
Arup Bhattacharya	43%

FINANCIAL INFORMATION

Our certified financial statements can be found in Exhibit B to this Form C-AR. The financial statements were not reviewed by a CPA and were not audited.

Operations
As of December 31, 2018, the company recorded net revenue of $698,282 and total operating expenses of $966,348, for a net loss of $725,692. The company's operating expenses consisted, among other items, of marketing, production and development, and travel.

Liquidity and Capital Resources
The Company has incurred losses from inception of approximately $935,864 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company issued Convertible Notes in an offering under Regulation 506(b) from August 2016 to January, 2017. A total of $452,500 in Convertible Notes were issued. Proceeds were used for general and administrative expenses and research and development for the product.

The Company issued Convertible Notes in an offering under Regulation 506(b) from June 2017 to January 3, 2018. A total of $656,493 in Convertible Notes were issued. Proceeds were used for general and administrative expenses and research and development for the product.

The Company issued convertible notes in the form of Crowd Notes in a combined offering under Regulation CF and 506(c) of Regulation D. The offering period was from January 17, 2018 to March 2018. A total of $904,389 in Crowd Notes were issued, in addition to a Crowd Note in the amount of $37,969.44 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering. Proceeds were used for general and administrative expenses, research and development and marketing and sales.

The Company issued Convertible Notes in a combined offering under Regulation 506(b) from May 2018 to November, 2018. A total of $567,000 in Convertible Notes were issued. Proceeds were used for general and administrative expenses, research and development, and marketing and sales.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: during 2017, the Company issued two convertible promissory notes to shareholders of the Company totaling $153,000.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

Regulation CF Compliance
Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Name)

CEO
_____
(Title)

April 30, 2019
_____
(Date)

/s/ Arup Bhattacharya
_____
(Signature)

Arup Bhattacharya
_____
(Name)

CTO
_____
(Title)

April 30, 2019

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

<u>Exhibit B</u>



GRYPHON ONLINE SAFETY, INC.
(A Delaware Corporation)

Financial Statements (Unaudited) and
Independent Accountants' Compilation Report

December 31, 2018 and 2017

GRYPHON ONLINE SAFETY, INC.

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' COMPILATION REPORT



To Management of Gryphon Online Safety, Inc.
10265 Prairie Springs Road
San Diego, CA 92127

Management is responsible for the accompanying financial statements of Gryphon Online Safety, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As disclosed in Note 5 of the financial statement, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Members of:
WSCPA
AICPA
PCPS

**802 North Washington
PO Box 2163
Spokane, Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

Fruci & Associates II, PLLC

Spokane, WA
April 17, 2019

GRYPHON ONLINE SAFETY, INC.
BALANCE SHEETS
(unaudited)
As of December 31, 2018 and 2017

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 274,713	$ 177,308
Accounts receivable, net	56,911	-
Inventory	464,734	-
Total current assets	796,358	177,308
Intangible assets, net	510,269	284,122
Total assets	$ 1,306,627	$ 461,430
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 147,460	$ -
Accrued interest	94,810	19,847
Deferred revenue	-	62,990
Total current liabilities	242,270	82,837
Convertible notes payable	1,896,910	645,475
Convertible notes payable - related party	153,000	-
Total liabilities	2,292,180	728,312
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 10,203,604 and 10,126,000 shares issued and		
outstanding at December 31, 2018 and 2017, respectively	1,021	1,013
Additional paid-in capital	96,750	89,737
Accumulated deficit	(1,083,324)	(357,632)
Total stockholders' equity	(985,553)	(266,882)
Total liabilities and stockholders' equity	$ 1,306,627	$ 461,430

See accountants' compilation report and accompanying notes to the financial statements.

GRYPHON ONLINE SAFETY, INC.
STATEMENTS OF OPERATIONS
(unaudited)
For the years ended December 31, 2018 and 2017

	2018	2017
Revenue, net	$ 698,282	$ -
Cost of goods sold	(382,663)	-
Gross profit	315,619	-
Operating expenses		
Production and development expenses	315,534	37,473
General and administrative	300,510	26,127
Marketing expenses	168,728	47,564
Depreciation and amortization	118,229	-
Professional fees	37,480	20,125
Travel	19,377	26,623
Stock based compensation	6,490	750
Total operating expenses	966,348	158,662
Interest expense	74,963	19,847
Net loss before income tax	(725,692)	(178,509)
Provision for income tax	-	-
Net loss	$ (725,692)	$ (178,509)

See accountants' compilation report and accompanying notes to the financial statements.

3

GRYPHON ONLINE SAFETY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the years ended December 31, 2018 and 2017

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance on December 31, 2016	10,001,000	$ 1,000	$ 89,000	$ (179,123)	$ (89,123)
Common stock issued for services	125,000	13	737		750
Net loss				(178,509)	(178,509)
Balance on December 31, 2017	10,126,000	1,013	89,737	(357,632)	(266,882)
Stock based compensation - options			6,490		6,490
Common stock issued for cash	77,604	8	523		531
Net Loss				(725,692)	(725,692)
Balance on December 31, 2018	10,203,604	$ 1,021	$ 96,750	$ (1,083,324)	$ (985,553)

See accountants' compilation report and accompanying notes to the financial statements.

4

GRYPHON ONLINE SAFETY, INC.

STATEMENTS OF CASH FLOWS

(unaudited)

For the years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net loss	$ (725,692)	$ (178,509)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	118,229	-
Shares issued for services	6,490	750
Changes in operating assets and liabilities:		
Accounts receivable	(56,911)	-
Inventory	(464,734)	-
Accounts payable and accrued expenses	147,460	(18,813)
Accrued interest	74,963	19,847
Deferred revenue	(62,990)	9,258
Net cash used by operating activities	(963,185)	(167,467)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(344,376)	(243,383)
Net cash used by investing activities	(344,376)	(243,383)
Cash flows from financing activities		
Funds from issuances of convertible notes	1,251,435	431,475
Funds from issuance of convertible notes - related party	153,000	-
Funds from issuance of common stock	531	-
Net cash provided by financing activities	1,404,966	431,475
Net decrease in cash and cash equivalents	97,405	20,625
Cash and cash equivalents, beginning	177,308	156,683
Cash and cash equivalents, ending	$ 274,713	$ 177,308
Supplemental Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

See accountants' compilation report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides a WiFi router and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $138,278 and $7,182 in advertising costs, respectively, recorded under the heading 'General and administrative' expenses in the statements of operations.

Reclassification

Certain amounts in the prior period presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net loss.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily records revenue from the sale of its WiFi routers and use of security software. Use of security software is contracted on an annual basis, and is recognized on a monthly basis, with the option to prepay for an annual contract. Amounts received for prepayments are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Returns are recognized on the date the returned inventory is received by the Company.

Property & Equipment

Property & equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

No depreciation expense was recorded for the years ended December 31, 2018 and 2017, as all property and equipment was fully depreciated.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2018 was determined using level 3 inputs.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

<u>Accounts Receivable and Allowance for Uncollectible Accounts</u>

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2018 and 2017, the Company determined no such impairment charge necessary.

At December 31, 2018 and 2017, inventory consisted of completed hardware units.

Deferred Revenue

Deferred revenue consists of cash received from customers as prepayments of WiFi routers and associated security software yet to be delivered. Revenue from the prepayments will be recognized both upon delivery of WiFi routers as well as monthly over the contractual term for annual subscriptions.

Income Taxes

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitations of three years from the due date of the return. As such, all tax years are open since the Company's inception. The stockholders of the Company have elected to be taxed under the provisions of subchapter S of the IRS. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate shares of the Company's taxable income.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic entities for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 17, 2019, the date these financial statements were available to be issued.

NOTE 2 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	2018	2017
Software	$ 630,642	$ 286,266
Other intangible assets	447	447
	631,089	286,713
Accumulated amortization	(120,820)	(2,591)
Intangible assets, net	$ 510,269	$ 284,122

Amortization expense for the years ended December 31, 2018 and 2017, was $118,229 and $0, respectively.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

At December 31, 2018 and 2017, the Company had $2,049,910 and $645,475 of outstanding convertible notes payable. The notes bear interest at 5% per annum, and mature between June 2021 and April 2022. Upon maturity, all principal and accrued interest becomes due and payable in cash. Notes totaling $200,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

3. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements, or receive cash settlement.

Notes totaling $1,154,975, and one note issued during 2016, totaling $40,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company stock at a price of the lower of 65% - 75% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreement.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

Notes totaling $692,435, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company preferred stock at a price of the lower of 75% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

Notes totaling $2,500, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company stock at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

NOTE 4 – COMMON STOCK

The Company has 18,000,000, $.0001 par value shares of common stock authorized at December 31, 2018 and 2017.

During the year ended December 31, 2018, the Company issued 397,500 of stock options to employees for services, and recognized $6,490 of stock compensation expense. During the year ended December 31, 2017, the Company issued 125,000 shares of common stock for services, and recognized $750 of stock compensation expense.

During the years ended December 31, 2018, the Company issued 77,604 shares of common stock, for cash proceeds of $531. There were no common stock issuances for cash in 2017.

A summary of option activity for the periods is as follows:

	Options – Common Share Equivalents	Weighted Average Exercise price	Weighted Average Remaining Contractual life in years
Outstanding December 31, 2016	1,036,690	$.02	9.5
Granted	255,000	.02	10
Expired	(771,690)	.44	8.9
Exercised	-	-	-
Outstanding December 31, 2017	520,000	.24	8.9
Granted	397,500	.04	10
Expired	-	-	-
Cancelled	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	917,500	$.02	8.6

The options issued during 2018 and 2017 vest ratably over four years and were valued using the Black Scholes Merton pricing model. At December 31, 2018, there are 518,297 of unvested stock options outstanding and $27,268 of unrecognized stock based compensation expense.

NOTE 5 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $935,864 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2017, the Company issued two convertible promissory notes to shareholders of the Company totaling $153,000. The provisions of these notes are outlined in Note 3 above.

I, John Wu, certify that the financial statements of Gryphon Online Safety, Inc included in this Form are true and complete in all material respects.



John Wu
CEO
April 29, 2019